भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
[redacted]

06010249

शेअर एवं बांड विभाग
...ीय कार्यालय,
... बैंक भवन,
...म कामा मार्ग,
... 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

SEC MAIL RECEIVED JAN 1 3 2006 156 SECTION

दिनांक / Date :

FILE NO. 82-1524

CO/S&B/PCR/2006/ 121   09-01-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/99 dated the January 09, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
JAN 1 8 2006
THOMSON
FINANCIAL

dlw 1/17

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82-4524

क्रमांक / No. : CO/S&B/PCR/2006/ 99

दिनांक / Date : 9-01-2006

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st December 2005. In this connection, we advise that only the following entities have shareholding of more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of of the Bank

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	25619975	4.87
3. BMF-Bank BeEs-Investment a/c Mutual Fund	7464299	1.42
FIIs		
1 Fidelity Management & Research Co A/c Fidelity Investment Trust – Fidelity	7200000	1.37
Others(GDRs)		
1. The Bank of New York (As Depository for GDRs)	41468018	7.88
Total holding FIIs/NRIs/GDRs	104360685	19.83

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

FILE NO. 82.4524

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

PAGE 1

Name of the Company: State Bank of India

Scrip Code - 112

Quarter Ended - 31.12.2005

Category Code	Category	No. of Shares Held	% of Shareholding
I	CONTROLLING / STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives		
2	Indian Corporate Bodies/Trusts/Partnerships		
3	Persons acting in Concert (also include Suppliers/Customers)	314338700	59.73
4	Other Directors & Relatives (other than in I above)		
5	Employee Welfare Trusts/ESOPs(already converted into shares		
6	Banks/ Financial Institutions		
	Central / State Govt.		
8	Central / State Govt. Institutions		
9	Venture Funds / Private Equity Funds		
	Sub Total A	314338700	59.73
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)		
11	Foreign Corporate Bodies (including FDI)		
12	Non Resident Indians (individuals)		
13	Non Resident Indians Corporate Bodies		
	Sub Total B	NIL	
C	GDR,s/ADRs/ADSs		
	Sub Total C	NIL	
D	OTHERS (Please specify here)		
	Sub Total D	NIL	
E	*ANY OTHER SHARES LOCKED-IN (except covered above)*		
	Sub Total E	NIL	
	SUB TOTAL I	314338700	59.73

contd.....

DFS & S LTD. MUMBAI

S.B.I. C.O. Mumbai S & S Deptt.

FILE NO. 82-4524

Category Code	Category	No. of Shares Held	% of Shareholding
Name of the Company: State Bank of India			PAGE 2
	Scrip Code - 112	Quarter Ended - 31.12.2005	
II	**FREE FLOAT**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	33451307	6.36
2	Indian Corporate Bodies/Trusts/Parterships	7142298	1.36
3	Independent Directors & Relatives	0	0.00
4	Present Employees (Physical shareholdings)	4100021	0.78
5	Banks/Financial Institutions	26309518	5.00
6	Central / State Govt.	4118726	0.78
7	Central / State Govt.Institutions	0	0.00
8	Insurance Companies	4140035	0.79
9	Mutual Funds	28337588	5.38
10	Venture Funds/Private Equity Funds		0.00
11	Customers		0.00
12	Suppliers		0.00
	SUB TOTAL A	**107599493**	**20.44**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1550	0.00
15	Foreign Institutional Investors (SEBI - registered)	62616711	11.90
16	Non Resident Indians (Individuals)	274406	0.05
17	Non Resident Indian Corporate Bodies		0.00
	SUB TOTAL B	**62892667**	**11.95**
C	**GDRs/ADRs/ADSs**	41468018	7.88
	SUB TOTAL C	**41468018**	**7.88**
D	**OTHERS (Please specify here)**		
	SUB TOTAL D		
	SUB TOTAL II	**211960178**	**40.27**
	GRAND TOTAL	**526298878**	**100.00**
	BROAD SUMMARY OF HOLDINGS		
	Total Controlling / Strategic Holdings	314338700	59.73
	Total Free-Float	211960178	40.27
	GRAND TOTAL	**526298878**	**100.00**
	SUMMARY OF DOMESTIC/FOREIGN HOLDINGS		
	Total Domestic Holdings	107599493	20.44
	Total Foreign Holdings	104360685	19.83
		211960178	40.27

FORM C

FILE NO. 82.4524

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List of holders categorywise)

Name of the Company: State Bank of India
Scrip Code - 112 **Quarter Ended - 31.12.2005**

SL NO	HOLDER NAME	No. of Shares Held	% of Shareholding	Category Code	Relationship,if any with any	
					one in I	
1	The Bank Of New York	41468018	7.88			
2	Life Insurance Corporation Of India	25619975	4.87			
3	BMF-Bank Bees-Investmet A/c	7463299	1.42			
4	Fidelity Management & Research Co. A/C	7200000	1.37			
	Fidelity Investment Trust - Fidelity					
	GRAND TOTAL	**81751292**	**15.53**			

S & S LTD. MUMBAI

FILE NO. ...4524

STATE BANK OF INDIA (EQUITY) CLAUSE - 35			
CATEGORYWISE REGISTER AS OF		31.12.2005	
	Category	SHARES HELD	%to Total
A	Promoter's Holdings		
1	Promoters		
	- Indian Promoters	0	0.00
	- Foreign Promoters	0	0.00
2	Persons acting in Concert	314338700	59.73
	Sub Total	314338700	**59.73**
B	Non-Promoters Holdings		
3	Institutional Investors		
a	Mutual Funds & UTI	28346918	5.39
b	Banks, Financial Instituions,	34558949	6.57
	Insurance Companies(Central/State		
	Govt./Non-govt. Institutions)		
c	FII's	62616711	11.90
	Sub Total	125522578	**23.85**
4	Others		
a	Private Corporate Bodies	10946894	2.08
b	Indian Public	33746732	6.41
c	NRIs & OCB 's	275956	0.05
d	OTHERS (GDR'S)	41468018	7.88
	Sub Total	86437600	**16.42**
	Grand-Total	526298878	**100.00**

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B NO: CO/S&B/PCR/2006/ 125 दिनांक / Date : 9-01-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/105 dated the January 09, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl.: a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

क्रमांक / No. : CO/S&B/PCR/2006/1[illegible] दिनांक / Date : 09-01-2006

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 6th July, 2004 issued by M/s Sudit K. Parekh & Co., Chartered Accountants for the quarter ended 31-12-2005, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form	330,512,916
b) Total equity shares held in dematerialized form	195,785,962
TOTAL	**526,298,878**

ii) The Register of Members (RoM) is updated.

iii) There are no changes in Share Capital (due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 31st December, 2005.

iv) During the quarter October to December 2005, dematerialised requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl: a.a

Sudit K Parekh & Co

Chartered Accountants

12A Suleman Chambers, 4 Battery Street, Apollo Bunder, Mumbai 400 039
Tel + 91 22 22821141, 22834187 Fax + 91 22 22024193
E-Mail: admin@skparekh.com

FILE NO. 82.4524

AUDIT REPORT

We have checked the Equity shares issued by State Bank Of India held in physical and dematerialised form as at 31st December 2005.The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Ltd. and dematerialised shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

1.	For Quarter ended	:	31st December 2005	
2.	ISIN	:	INE062 A01012	
3.	Face value	:	Rs.10/-	
4.	Name of the Company	:	State Bank Of India	
5.	Registered Office address	:	Corporate Centre, M.C. Road, Mumbai – 400 021.	
6.	Correspondence address	:	Corporate Centre, M.C. Road, Mumbai -400 021.	
7.	Telephone & Fax Nos	:	22883888/22855348	
8.	Email address	:	gm.snb@sbimail.co.in	
9.	Names of the Stock Exchange where the company's securities are listed	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE.	
			Number of shares	% of Total Listed Capital
10.	Issued capital		52,62,98,878	100%
11.	Listed capital (Exchange-wise) (as per company records)		52,62,98,878	100%
12.	Held in dematerialized form in CDSL		4,56,97,182	8.68%
13.	Held in dematerialized form in NSDL		15,00,88,780	28.52%
14.	Physical		33,05,12,916	62.80%
15.	Total no. of shares (12+13+14)		52,62,98,878	
16.	Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15)		NA	

Sudit Parekh
Srikant Jilla
Sapan Parekh
Bharat Mody
Prakash Hamirwasia
Mehul Shah
Narayan Mehta
Pushkar Bagmar
Ch Soma Raju
Durgaprasad Khatri

International & Tax Division

201
Tej Mahan Apts
J B Nagar
Andheri (E)
Mumbai 400 059

Tel
+91 22 28245924

Fax
+91 22 28245923

E-mail:
admin@
itax.skparekh.com

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No) If yes updated upto which date : Yes, 31st December, 2005

19. Reference of previous quarter with regards to excess Dematerialised Shares, if any — NIL

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? — NA

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay — NA

Total no. of demat requests confirmed after 21 days		No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days		NA	NA	NA

22. Name, Telephone & Fax No. of the Compliance Officer of the Co. : Mr. S. K. Nath.
CGM Accounts & Compliance
Tel.No.22883888

23. Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s Sudit K. Parekh & Co.
12A, Suleman Chambers,4 Battery Street, Apollo Bunder ,Mumbai-400 039.
Tel. No. 22834187/22821141.
Fax No.2024193.
Reg. No. 110512W

FILE No. 2-4524

24.	Appointment of common agency for share registry work	If yes, (name and address)	Datamatics Financial Software Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093.
25.	Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE)	NIL	

For **SUDIT K. PAREKH & CO.**
Chartered Accountants

(D.S.KHATRI)
Partner
M. No. 16316
Mumbai; dated: 6th January, 2006